EXHIBIT 12.1

National General Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands)

	Nine Months Ended September 30,	Year Ended
	2016	2015	2014	2013	2012	2011
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$170,124	$164,590	$127,443	$52,257	$46,353	$48,655
Fixed charges	28,535	28,885	17,736	2,042	1,787	1,994
	$198,659	$193,475	$145,179	$54,299	$48,140	$50,649
Less:
Interest capitalized	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	52	132	(2)	82	—	14
	52	132	(2)	82	—	14
Total Earnings	$198,607	$193,343	$145,181	$54,217	$48,140	$50,635

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	28,535	28,885	17,736	2,042	1,787	1,994
Expense of the interest within rental expense(1)	—	—	—	—	—	—
Total Fixed Charges	$28,535	$28,885	$17,736	$2,042	$1,787	$1,994
Ratio of Earnings to Fixed Charges	6.96	6.69	8.19	26.55	26.94	25.39

(1) Deemed to be immaterial